Exhibit 99.3

August 7, 2024

Management’s Discussion and Analysis

Management’s Discussion and Analysis (“MD&A”) for Enerflex Ltd. (“Enerflex” or the “Company”) should be read in conjunction with the unaudited interim condensed consolidated financial statements (the “Financial Statements”) for the three and six months ended June 30, 2024 and 2023, the Company’s 2023 Annual Report, the Annual Information Form (“AIF”) for the year ended December 31, 2023, and the cautionary statements regarding forward-looking information and statements in the “Forward-Looking Statements” section of this MD&A.

The MD&A focuses on information and material results from the Financial Statements and considers known risks and uncertainties relating to the energy sector. This discussion should not be considered exhaustive, as it excludes possible future changes that may occur in general economic, political, and environmental conditions. Additionally, other factors may or may not occur, which could affect industry conditions and/or Enerflex in the future. Additional information relating to the Company can be found in the Management Information Circular dated March 15, 2024, the AIF, and Form 40-F, which are available on the Company’s website at www.enerflex.com and under the Company’s SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

The financial information reported herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 “Interim Financial Reporting”, and is presented in United States dollars unless otherwise stated.

Change in Presentation Currency

Effective January 1, 2024, the Company changed its presentation currency from Canadian dollars (“CAD”) to United States dollars (“USD”). The change provides more relevant reporting of the Company’s financial position, given that a significant portion of the Company’s legal entities applied USD as its functional currency and a significant portion of the Company’s expenses, cash flows, assets, and revenues are denominated in USD. The change in presentation currency represents a voluntary change in accounting policy. The Company has applied the presentation currency change retrospectively. All periods presented in this MD&A have been translated into the new presentation currency, in accordance with the guidance in IAS 21 “The Effects of Changes in Foreign Exchange Rates”. Further details are provided in Note 1(c) of the Notes to the Financial Statements.

Summary Results

	Three months ended June 30,		Six months ended June 30,
($ millions, except percentages)	2024	2023	2024	2023

Revenue	$614	$579	$1,252	$1,189

Gross margin	136	109	223	228

Selling, general and administrative expenses (“SG&A”)	75	66	153	144

Foreign exchange loss	3	8	4	16

Operating income	58	35	66	68

Earnings before finance costs, income taxes, depreciation and amortization (“EBITDA”)	103	83	150	163

Earnings before finance costs and income taxes (“EBIT”)	55	36	58	69

Net earnings (loss)	5	(2)	(13)	8

Cash provided by (used in) operating activities	12	(1)	113	(3)

Key Financial Performance Indicators (“KPIs”)[1]

Engineered Systems (“ES”) bookings	$331	$264	$751	$647

ES backlog	1,251	1,080	1,251	1,080

Gross margin as a percentage of revenue	22.1%	18.8%	17.8%	19.2%

Gross margin before depreciation and amortization (“Gross margin before D&A”)	173	145	292	301

Gross margin before D&A as a percentage of revenue	28.2%	25.0%	23.3%	25.3%

Adjusted EBITDA	122	107	191	197

Free cash flow	(6)	(20)	72	(23)

Long-term debt	889	1,064	889	1,064

Net debt	763	932	763	932

Bank-adjusted net debt to EBITDA ratio	2.2	2.8	2.2	2.8

Return on capital employed (“ROCE”)[2]	1.7%	1.0%	1.7%	1.0%

1 These KPIs are non-IFRS measures. Further detail is provided in the “Non-IFRS Measures” section of this MD&A.

2 Determined by using the trailing 12-month period.

M-2 Q2 2024 Report 2024

Results Overview

●

The Company recorded revenue of $614 million during the three months ended June 30, 2024 compared to $579 million during the three months ended June 30, 2023, primarily attributed to higher Engineered Systems (“ES”) revenue from strong project execution and the accelerated recognition on certain projects that used equipment from work-in-progress (“WIP”) and finished goods inventories, and higher After-market Services (“AMS”) revenue due to increased parts sales and customer maintenance activities. These revenue increases were offset by slightly lower Energy Infrastructure (“EI”) revenue as a result of disposals during the three months ended June 30, 2023, partially offset by price increases on new contracts. During the first half of 2024, the Company recorded $1,252 million of revenue, compared to $1,189 million recorded in the first half of 2023. The increased revenue is the result of higher EI revenue with the recognition of the upfront revenue on the extension and modification of an existing Build-Own-Operate-Maintain (“BOOM”) contract previously accounted for as an operating lease that is now accounted for as a finance lease in Eastern Hemisphere (“EH”) which occurred in the first quarter of 2024. The increased revenue is also due to higher AMS revenue from increased parts sales and customer maintenance activities. The increases in EI and AMS revenues were offset by decreased ES revenue primarily due to the suspension of activity on a modularized cryogenic natural gas processing facility in Kurdistan (the “EH Cryo project”) that went into Force Majeure during the current quarter, partially offset by increased ES revenues in North America (“NAM”) from a strong opening backlog.

●

During the three months ended June 30, 2024, the Company recorded gross margin of $136 million and 22.1 percent compared to $109 million and 18.8 percent for the three months ended June 30, 2023. The higher gross margin is primarily due to higher margin projects and strong project execution in NAM, and increased contributions from AMS due to inflationary price adjustments. The Company’s gross margin for the first six months of 2024 was $223 million and 17.8 percent compared to a gross margin of $228 million and 19.2 percent for the first six months of 2023. The decrease is primarily due to increased costs on the EH Cryo project recognized during the first quarter of 2024, and the lower margin on the EI asset that is now being accounted for as a finance lease in EH recognized during the first quarter of 2024, partially offset by higher EI margins and higher margin ES projects executed in the current year, primarily in NAM.

●

Cash provided by operating activities was $12 million during the three months ended June 30, 2024, which included net working capital investment of $51 million, primarily related to the execution of projects in the ES business line. This is a $13 million improvement over cash used in operating activities from the three months ended June 30, 2023. Free cash flow was a use of cash of $6 million during the three months ended June 30, 2024 compared to a use of cash of $20 million during the same period last year. Cash provided by operating activities was $113 million during the six months ended June 30, 2024, which included net working capital recovery of $32 million, primarily related to the advancement of projects in the ES business line. This is a $116 million improvement over cash used in operating activities from the six months ended June 30, 2023. Free cash flow was a source of cash of $72 million during the six months ended June 30, 2024 compared to a use of cash of $23 million during the same period last year.

●

The Company recorded SG&A of $75 million and $153 million during the three and six months ended June 30, 2024 compared to $66 million and $144 million during the same periods of 2023. The variance is primarily due to the recovery of $10 million associated with a previously written off receivable during the three months ended June 30, 2023.

M-3

●

The Company recorded foreign exchange losses of $3 million and $4 million during the three and six months ended June 30, 2024 compared to foreign exchange losses of $8 million and $16 million during the same periods last year. The decrease in foreign exchange losses is primarily the result of a slower rate of devaluation of the Argentine peso and decreasing cash balances in Argentina, partially offset by the recognition of foreign exchange losses in Mexico during the three months ended June 30, 2024. The Company also recorded losses from associated instruments of $3 million and $8 million during the three and six months ended June 30, 2024. Offsetting the impact of these losses, the Company earned interest income on cash and cash equivalents held in Argentina of $1 million and $2 million during the three and six months ended June 30, 2024 compared to interest income of $6 million and $12 million for three and six months ended June 30, 2023. The losses from associated instruments and interest income are not reflected in operating income.

●

Enerflex reported operating income of $58 million during the second quarter of 2024, compared to $35 million reported during the same period of last year. The higher operating income is primarily due to increased gross margin from higher revenue and the execution of higher margin projects, partially offset by higher SG&A. Enerflex reported operating income of $66 million during the first half of 2024, which is lower than the $68 million operating income reported during the first half of 2023. The decrease is primarily due to the increased costs on the EH Cryo project.

●

The Company invested $10 million in capital expenditures during the second quarter of 2024, which is comprised of $9 million related to maintenance expenditures across the global EI assets and property, plant and equipment (“PP&E”), and $1 million of investments to expand an EI project in EH.

●

Enerflex recorded ES bookings of $331 million and $751 million during the three and six months ended June 30, 2024, compared to $264 million and $647 million recorded during the same periods last year, mainly attributable to higher bookings in NAM and EH. These strong bookings in the current quarter have resulted in a healthy backlog of $1.3 billion at June 30, 2024, compared to $1.1 billion at December 31, 2023.

●

During the three months ended June 30, 2024, the Company entered into an agreement to extend the maturity of its secured revolving credit facility (“RCF”) by one year to October 13, 2026 (the “Maturity Date”). Availability under the RCF has been increased to $800 million from $700 million, and may be increased by $50 million at the request of the Company, subject to the lenders’ consent. The Maturity Date of the RCF may be extended annually on or before the anniversary date with the consent of the lenders. In conjunction with the extension of the RCF, the Company repaid the higher cost secured term loan (“Term Loan”) which had a balance of $120 million at March 31, 2024. At June 30, 2024, the Company was in compliance with its covenants.

●

During the three months ended June 30, 2024, Enerflex provided its client partner with notice of Force Majeure, suspended activity at the EH Cryo project and demobilized its personnel. Work at the site remains suspended and Enerflex continues to evaluate the situation in collaboration with its client partner and assesses next steps.

●

Subsequent to June 30, 2024, Enerflex declared a quarterly dividend of C$0.025 per share, payable on October 2, 2024, to shareholders of record on August 22, 2024. The Board of Directors (the “Board”) will continue to evaluate dividend payments on a quarterly basis, based on the availability of cash flow, anticipated market conditions, and the general needs of the business.

M-4 Q2 2024 Report 2024

Adjusted EBITDA

The Company defines EBITDA as earnings before finance costs, taxes, and depreciation and amortization. Enerflex’s financial results include items that are unique, and items that Management and users of the Financial Statements adjust for when evaluating results. The Company removes the impact of these items when calculating Adjusted EBITDA. The presentation of Adjusted EBITDA should not be considered in isolation from EBIT or EBITDA or as a replacement for measures prepared as determined under IFRS. Adjusted EBITDA may not be comparable to similar non-IFRS measures disclosed by other issuers.

Enerflex believes the adjustment of items that are unique or not in the normal course of continuing operations increases the comparability across items within the Financial Statements or between periods of the Financial Statements. An example of items that are considered unique are restructuring, transaction and integration costs, while an example of an item that increases comparability includes share-based compensation, which fluctuates based on share price that can be influenced by external factors that are not directly relevant to the Company’s current operations. Items the Company has adjusted for in the past include, but are not limited to, restructuring, transaction, and integration costs; share-based compensation; severance costs associated with restructuring activities; government grants; impairments or gains on idle facilities; and impairment of goodwill. These items are considered either unique, non-recurring, or non-cash transactions, and not indicative of the ongoing normal operations of the Company.

The Company also adjusts for the impact of finance leases by eliminating the non-cash upfront selling profit recognized when finance leases are put into service, and instead includes lease payments received over the term of the related lease. The Company believes the adjustment for the impact of finance leases in its Adjusted EBITDA calculation provides a better understanding of Enerflex’s cash-generating capabilities and also improves comparability for similar EI assets with different contract terms.

				Three months ended June 30, 2024
($ millions)	Total	North America	Latin America	Eastern Hemisphere

EBIT	$55	$50	$-	$5

Depreciation and amortization	48	18	17	13

EBITDA	103	68	17	18

Restructuring, transaction and integration costs	5	2	2	1

Share-based compensation	2	2	-	-

Impact of finance leases

Upfront gain	-	-	-	-

Principal repayments received	12	-	-	12

Adjusted EBITDA	$122	$72	$19	$31

				Three months ended June 30, 2023
($ millions)	Total	North America	Latin America	Eastern Hemisphere

EBIT	$36	$27	$5	$4

Depreciation and amortization	47	17	10	20

EBITDA	83	44	15	24

Restructuring, transaction and integration costs	9	3	1	5

Share-based compensation	5	3	1	1

Impact of finance leases

Upfront gain	-	-	-	-

Principal repayments received	10	-	1	9

Adjusted EBITDA	$107	$50	$18	$39

M-5

				Six months ended June 30, 2024
($ millions)	Total	North America	Latin America	Eastern Hemisphere

EBIT	$58	$83	$5	$(30)

Depreciation and amortization	92	36	27	29

EBITDA	150	119	32	(1)

Restructuring, transaction and integration costs	11	5	4	2

Share-based compensation	8	5	1	2

Impact of finance leases

Upfront gain	(3)	-	-	(3)

Principal repayments received	25	-	-	25

Adjusted EBITDA	$191	$129	$37	$25

				Six months ended June 30, 2023
($ millions)	Total	North America	Latin America	Eastern Hemisphere

EBIT	$69	$48	$4	$17

Depreciation and amortization	94	32	22	40

EBITDA	163	80	26	57

Restructuring, transaction and integration costs	22	6	4	12

Share-based compensation	7	5	1	1

Impact of finance leases

Upfront gain	(13)	-	-	(13)

Principal repayments received	18	-	1	17

Adjusted EBITDA	$197	$91	$32	$74

Refer to the section “Segmented Results” of this MD&A for additional information about results by geographic location.

M-6 Q2 2024 Report 2024

Engineered Systems Bookings and Backlog

Enerflex monitors its ES bookings and backlog as indicators of future revenue generation and business activity levels. Bookings are recorded in the period when a firm commitment or order is received from clients. Bookings increase backlog in the period they are received, while revenue recognized on ES projects decreases backlog in the period the revenue is recognized.

The following tables set forth ES bookings and backlog by reporting segment:

	Three months ended June 30,		Six months ended June 30,
($ millions)	2024	2023	2024	2023

Bookings

North America	$303	$247	$622	$555

Latin America	3	11	8	18

Eastern Hemisphere	25	6	121	74

Total bookings	$331	$264	$751	$647

($ millions)		June 30, 2024	December 31, 2023	January 1, 2023

Backlog

North America		$977	$932	$793

Latin America		53	79	39

Eastern Hemisphere		221	123	280

Total backlog		$1,251	$1,134	$1,112

Bookings of $331 million were recorded during the three months ended June 30, 2024, as the Company continues to see sustained client activity levels. The Company had bookings of $751 million in the first half of 2024, an increase of $104 million when compared to the $647 million recorded in the first half of 2023. The increase is based on the strong momentum generated in 2023 and continued steady client activity levels in North America with a strong emphasis on bookings for processing projects, with significant contributions from cryo bookings at the Broken Arrow facility that was part of the acquisition of Exterran Corporation (“Exterran”).

ES backlog of $1.3 billion at June 30, 2024 increased from a backlog of $1.1 billion at December 31, 2023. The significant project bookings that were added to Enerflex’s backlog has been offset by the drawdown of existing backlog that contributed to ES revenue recognized in the period.

Global demand for natural gas remains robust, and Enerflex is well positioned to expand its ES business by serving the growing natural gas markets in the Company’s key operating regions. However, weak natural gas prices in North America and recessionary fears could affect the Company’s ability to secure future bookings.

Segmented Results

Enerflex has three reporting segments: NAM, Latin America (“LATAM”), and EH, each of which are supported by Enerflex’s corporate functions. Corporate overhead is allocated to the operating segments based on revenue. In assessing its operating segments, the Company considers geographic locations, economic characteristics, the nature of products and services provided, the nature of production processes, the types of clients for its products and services, and distribution methods used.

M-7

North America Segment Results

	Three months ended June 30,		Six months ended June 30,
($ millions, except percentages)	2024	2023	2024	2023

ES bookings	$303	$247	$622	$555

ES backlog	977	843	977	843

Segment revenue	$439	$364	$824	$721

Intersegment revenue	(20)	(7)	(36)	(20)

Revenue	$419	$357	$788	$701

EI	$37	$33	$73	$61

AMS	72	67	138	135

ES	310	257	577	505

Revenue	419	357	788	701

EI	16	14	35	25

AMS	14	11	24	23

ES	63	36	109	72

Gross margin	93	61	168	120

Gross margin %	22.2%	17.1%	21.3%	17.1%

EI	24	21	51	39

AMS	16	13	27	26

ES	64	37	112	75

Gross margin before D&A	104	71	190	140

Gross margin before D&A %	24.8%	19.9%	24.1%	20.0%

SG&A	43	34	85	73

Operating income	50	27	83	47

EBIT	50	27	83	48

EBITDA	68	44	119	80

Adjusted EBITDA	72	50	129	91

Enerflex recorded ES bookings of $303 million in the NAM segment in the second quarter of 2024, compared to $247 million the same period last year. The increase is attributable to a large volume of bookings in both the USA and Canada. Increased bookings reflect steady activity levels in the energy sector in the USA and Canada, with continued strong sold margins on new bookings. The NAM segment has a strong emphasis on bookings for processing projects, with significant contributions from cryo bookings at the Broken Arrow facility that was part of the Exterran acquisition. Accordingly, NAM’s ES backlog of $977 million at June 30, 2024 is expected to result in strong ES revenue generation over the near term.

Revenue increased by $62 million and $87 million during the three and six months ended June 30, 2024 compared to the same periods last year, which is primarily from increased ES revenues from elevated activity levels on a stronger opening backlog and sustained client bookings, along with accelerated recognition of revenue due to equipment sales from WIP inventories and power generation equipment from finished goods inventories. The segment also saw an increase in EI revenue as a result of its expanded contract compression fleet and inflationary price adjustments, as well as higher AMS revenues from higher parts sales and increased volume of work.

Gross margin was $93 million and $168 million during the three and six months ended June 30, 2024, which is an increase over the $61 million and $120 million during the three and six months ended June 30, 2023. The increases are attributable to higher overall revenues and improved margins on executed ES projects. Gross margin percentage also increased during the three and six months ended June 30, 2024 compared to the three and six months ended June 30, 2023, primarily due to higher margin projects and strong project execution in ES.

SG&A was higher during the three and six months ended June 30, 2024 compared to the same periods last year, which is primarily due to the recovery of $10 million associated with a previously written off receivable during the three months ended June 30, 2023.

M-8 Q2 2024 Report 2024

At June 30, 2024, the USA contract compression fleet totaled approximately 428,000 horsepower. The average utilization of the USA contract compression fleet for the three and six months ended June 30, 2024 was 94 percent comparable to the 96 percent utilization for the three and six months ended June 30, 2023. The Company has seen increased revenue due to improved rental pricing.

M-9

Latin America Segment Results

	Three months ended June 30,		Six months ended June 30,
($ millions, except percentages)	2024	2023	2024	2023

ES bookings	$3	$11	$8	$18

ES backlog	53	38	53	38

Segment revenue	$100	$86	$184	$173

Intersegment revenue	-	-	-	-

Revenue	$100	$86	$184	$173

EI	$63	$65	$120	$128

AMS	16	12	30	26

ES	21	9	34	19

Revenue	100	86	184	173

EI	13	20	31	36

AMS	5	4	9	7

ES	4	2	6	4

Gross margin	22	26	46	47

Gross margin %	22.0%	30.2%	25.0%	27.2%

EI	28	30	57	57

AMS	5	4	9	7

ES	4	2	6	4

Gross margin before D&A	37	36	72	68

Gross margin before D&A %	37.0%	41.9%	39.1%	39.3%

SG&A	16	14	29	27

Foreign exchange loss	3	8	4	16

Operating income	3	4	13	4

EBIT	-	5	5	4

EBITDA	17	15	32	26

Adjusted EBITDA	19	18	37	32

ES bookings were $3 million and $8 million for the three and six months ended June 30, 2024 compared to $11 million and $18 million during the comparative periods of 2023. Enerflex continues to monitor potential projects in LATAM and is well positioned to capitalize on those opportunities should they proceed.

Revenue was $100 million and $184 million for the three and six months ended June 30, 2024 compared to $86 million and $173 million for the three and six months ended June 30, 2023. The increases in revenue are primarily from increases in ES revenue based on the pace of execution on projects in its backlog, as well as increased AMS revenue from stronger parts sales. These increases in revenue were offset by decreased EI revenue due to the sale of certain EI assets during 2023.

Gross margin decreased by $4 million in the three months ended June 30, 2024 compared to the same period last year, which is mainly due to the reassessment of salvage value recognized as a result of Management’s estimate of residual value for certain EI assets. Gross margin percentage decreased during the three months ended June 30, 2024 compared to the same period last year due to the aforementioned reassessment of salvage value, partially offset by the increased scope of work on certain projects in the current period. Gross margin percentage also decreased in the first half of 2024 primarily due to the sale of BOOM and finance lease contracts in the prior year, in addition to the aforementioned reassessment of salvage value.

SG&A of $16 million and $29 million during the three and six months ended June 30, 2024 increased over the $14 million and $27 million during the same periods last year, mainly attributable to additional integration costs and increased total compensation.

M-10 Q2 2024 Report 2024

Foreign exchange losses decreased during the three and six months ended June 30, 2024, compared to the same periods in 2023, which is the result of a slower rate of devaluation of the Argentine peso and decreasing cash balances in Argentina. The decrease in foreign exchange losses were partially offset by the recognition of foreign exchange losses in Mexico during the three months ended June 30, 2024. The Company also recognized losses from associated instruments of $3 million and $8 million during the three and six months ended June 30, 2024. The losses were partially offset by $1 million and $2 million in interest income earned on cash and cash equivalents held in Argentina for the three and six months ended June 30, 2024 compared to interest income of $6 million and $12 million recorded during the three and six months ended June 30, 2023. The losses from associated instruments and interest income are not reflected in operating income.

M-11

Eastern Hemisphere Segment Results

	Three months ended June 30,		Six months ended June 30,
($ millions, except percentages)	2024	2023	2024	2023

ES bookings	$25	$6	$121	$74

ES backlog	221	199	221	199

Segment revenue	$97	$137	$283	$317

Intersegment revenue	(2)	(1)	(3)	(2)

Revenue	$95	$136	$280	$315

EI	$41	$45	$177	$93

AMS	39	34	80	67

ES	15	57	23	155

Revenue	95	136	280	315

EI	16	14	31	29

AMS	8	7	18	13

ES	(3)	1	(40)	19

Gross margin	21	22	9	61

Gross margin %	22.1%	16.2%	3.2%	19.4%

EI	25	29	49	60

AMS	9	7	20	14

ES	(2)	2	(39)	19

Gross margin before D&A	32	38	30	93

Gross margin before D&A %	33.7%	27.9%	10.7%	29.5%

SG&A	16	18	39	44

Operating income (loss)	5	4	(30)	17

EBIT	5	4	(30)	17

EBITDA	18	24	(1)	57

Adjusted EBITDA	31	39	25	74

The Company reported $25 million and $121 million of bookings during the three and six months ended June 30, 2024, a $19 million and $47 million increase over the same periods in 2023. The Company secured an additional booking in the current quarter related to an ongoing project that was secured in the first quarter of 2024. This project was an expansion of an existing EI asset, which will be accounted for as a finance lease once the expansion is complete. EH’s backlog increased in the current period due to new bookings.

Revenue decreased by $41 million during the three months ended June 30, 2024 compared to the same period last year. This decrease in revenue is primarily due to significantly lower ES revenue relating to the Force Majeure on the EH Cryo project that took effect during the period and resulted in lower revenue recognition, in addition to the completion of certain projects that were in mid-flight during the three months ended June 30, 2023 resulting in higher revenue recognition. Lower EI revenue is attributed to a BOOM asset that was previously accounted for as an operating lease that was converted to a finance lease in the first quarter of 2024. These decreases in revenue were offset by increased AMS revenue from increased volume of service work.

Revenue decreased by $35 million during the six months ended June 30, 2024 when compared to the same period last year, primarily due to lower ES revenue relating to project delays and the Force Majeure on the EH Cryo project and the impact of the upfront revenue on commencement of a finance lease project during the first three months of 2023. Offsetting the decrease in revenue is an increase to EI revenue as a result of the upfront revenue recognized on the extension and modification of an existing BOOM contract previously accounted for as an operating lease that is now accounted for as a finance lease, and increased AMS revenues from increased volume of work.

Gross margin for the three months ended June 30, 2024 remained consistent with the three months ended June 30, 2023. Gross margin percentage increased primarily due to higher margin rental contracts. Gross margin for the six months ended June 30, 2024 decreased by $52 million compared to the six months ended June 30, 2023 primarily due to decreased ES revenue from project delays and increased costs on the EH Cryo project, and the impact of a larger upfront gain on the commencement and recognition of a finance lease project in the first quarter of 2023.

SG&A was $16 million and $39 million during the three and six months ended June 30, 2024 compared to $18 million and $44 million during the three and six months ended June 30, 2023. This favourable variance is due to lower restructuring, transaction, and integration costs during the current quarter, partially offset by increased compensation costs.

M-12 Q2 2024 Report 2024

Gross Margin by Product Line

Each of Enerflex’s three reporting segments oversees execution of three main product lines: EI, AMS, and ES. The EI product line includes infrastructure solutions under contract for natural gas processing, compression, treated water, and electric power equipment. The AMS product line provides after-market mechanical services, parts distribution, operations and maintenance solutions, equipment optimization and maintenance programs, manufacturer warranties, exchange components, long-term service agreements, and technical services to our global clients. The ES product line is comprised of processing, compression, cryogenic, electric power, treated water, and low-carbon solutions, including carbon capture.

The Company considers its EI and AMS product lines to be recurring in nature, given that revenues are typically contracted and extend into the future. The Company aims to diversify and expand EI and AMS offerings, which the Company believes offer longer-term stability in earnings compared to ES revenue, which historically have been dependent on the cyclical demand for new compression, processing, and electric power equipment. While individual EI and AMS contracts are subject to cancellation or have varying lengths, the Company does not believe these characteristics preclude these product lines from being considered recurring in nature.

The components of each product line’s gross margins are disclosed in the tables below.

				Three months ended June 30, 2024

($ millions, except percentages)	Total	EI	AMS	ES

Revenue	$614	$141	$127	$346

Cost of goods sold:

Operating expenses	441	64	97	280

Depreciation and amortization	37	32	3	2

Gross margin	$136	$45	$27	$64

Gross margin %	22.1%	31.9%	21.3%	18.5%

Gross margin before D&A	$173	$77	$30	$66

Gross margin before D&A %	28.2%	54.6%	23.6%	19.1%

				Three months ended June 30, 2023

($ millions, except percentages)	Total	EI	AMS	ES

Revenue	$579	$143	$113	$323

Cost of goods sold:

Operating expenses	434	63	89	282

Depreciation and amortization	36	32	2	2

Gross margin	$109	$48	$22	$39

Gross margin %	18.8%	33.6%	19.5%	12.1%

Gross margin before D&A	$145	$80	$24	$41

Gross margin before D&A %	25.0%	55.9%	21.2%	12.7%

M-13

				Six months ended June 30, 2024

($ millions, except percentages)	Total	EI	AMS	ES

Revenue	$1,252	$370	$248	$634

Cost of goods sold:

Operating expenses	960	213	192	555

Depreciation and amortization	69	60	5	4

Gross margin	$223	$97	$51	$75

Gross margin %	17.8%	26.2%	20.6%	11.8%

Gross margin before D&A	$292	$157	$56	$79

Gross margin before D&A %	23.3%	42.4%	22.6%	12.5%

				Six months ended June 30, 2023

($ millions, except percentages)	Total	EI	AMS	ES

Revenue	$1,189	$282	$228	$679

Cost of goods sold:

Operating expenses	888	126	181	581

Depreciation and amortization	73	66	4	3

Gross margin	$228	$90	$43	$95

Gross margin %	19.2%	31.9%	18.9%	14.0%

Gross margin before D&A	$301	$156	$47	$98

Gross margin before D&A %	25.3%	55.3%	20.6%	14.4%

Income Taxes

The Company reported income tax expense of $27 million and $22 million for the three and six months ended June 30, 2024, compared to income tax expense of $15 million and $16 million in the same periods of 2023. The increases in income taxes in the current periods is primarily due to higher earnings taxed in foreign jurisdictions, partially offset by the effects of exchange rates.

Legal Proceedings

During the second quarter of 2024, the Tenth Circuit Collegiate Court on Labor Matters in Mexico (the “Court”) set aside a January 31, 2022 decision of a Labor Board in the State of Tabasco, Mexico (the “Labor Board”) that had ordered subsidiaries of Exterran Corporation (now subsidiaries of Enerflex) to pay a former employee MXN$2,152 million (approximately $125 million) plus other benefits in connection with a dispute relating to the employee’s severance pay following termination of his employment in 2015.

In rendering its decision, the Court ruled in favor of Enerflex’ arguments that the Labor Board ruling was in error and had no credible basis in law or fact. The matter has now been returned to the Labor Board to issue a new judgement in accordance with the Court’s ruling and directives, which support the Company’s view that the Labor Board’s ultimate resolution will be immaterial to its financial results.

The Company is involved in litigation and claims associated with normal operations against which certain provisions may be made in the Financial Statements. Management is of the opinion that any resulting settlement arising from the litigation would not materially affect the consolidated financial position, results of operations, or liquidity of the Company.

M-14 Q2 2024 Report 2024

Enerflex Strategy

Enerflex’s Vision of Transforming Energy for a Sustainable Future is supported by a long-term strategy that is founded upon the following key pillars: technical excellence in modularized energy solutions; profitable growth achieved through vertically integrated and geographically diverse product offerings; financial strength and discipline; and sustainable returns to shareholders. Through consistent execution of this strategy and regular evaluation of the Company’s capital allocation priorities and decisions, Enerflex has managed a resilient business to create shareholder value over its 40-plus-year history.

Enerflex delivers energy infrastructure and energy transition solutions across the globe by leveraging its enhanced presence in growing natural gas markets. The Company’s vertically integrated suite of product offerings includes processing, cryogenic, compression, electric power, low-carbon, and treated water solutions, spanning all phases of a project’s lifecycle, from front-end engineering and design to after-market service. Enerflex has proven expertise in delivering low-carbon solutions, including carbon capture utilization and storage, electrification, renewable natural gas (“RNG”), and hydrogen solutions, and works closely with its client partners to help facilitate global decarbonization efforts.

Enerflex will continue to build an increasingly resilient and sustainable business through its EI and AMS product lines over the long term, stabilizing cash flows and reducing cyclicality in the business.

Outlook

Industry Update

Enerflex continues to see consistent demand across all business units and geographic regions, including high utilization of EI assets and the AMS business line. Enerflex’s EI product line is supported by customer contracts, which are expected to generate approximately $1.6 billion of revenue during their remaining terms.

Complementing Enerflex’s recurring revenue businesses is the ES product line. ES results will be supported by a strong backlog of approximately $1.3 billion in projects as of June 30, 2024, with the majority of this work expected to convert into revenue over the next 12 months. Demand for ES products and services is driven by increases in natural gas, oil, and produced water volumes across Enerflex’s global footprint and decarbonization activities.

Enerflex continues to actively monitor the near-term impact of weak natural gas prices on customer demand, notably in North America. Notwithstanding, the Company continues to benefit from activity in oil producing regions and with customers who maintain a positive medium-term view of natural gas fundamentals. The fundamentals for contract compression in the U.S. remain strong, led by increasing natural gas production in the Permian.

Capital Allocation

Enerflex continues to target a disciplined capital program in 2024, with total capital expenditures of $90 million to $110 million. This includes a total of approximately $70 million for maintenance and PP&E capital expenditures. As a result of efforts to optimize capital spending, Enerflex expects full-year 2024 capital spending to be at the low end of its guidance range.

Providing meaningful returns to shareholders is a priority for Enerflex. Once the Company is operating within its target leverage range of bank-adjusted net debt-to-EBITDA ratio of 1.5x to 2.0x, Enerflex expects to re-evaluate capital allocation priorities, which could include increased dividends, share repurchases, additional growth capital spending, and/or further repayment of debt. Allocation decisions will be based on providing the most attractive shareholder returns and measured against Enerflex’s ability to maintain balance sheet strength.

M-15

Non-IFRS Measures

Enerflex measures its financial performance using several key financial performance indicators, some of which do not have standardized meanings as prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. These non-IFRS measures are also used by Management in its assessment of relative investments in operations and include ES bookings and backlog, recurring revenue, EBITDA, bank-adjusted net debt to EBITDA ratio, gross margin before D&A, ROCE, and free cash flow and should not be considered as an alternative to net earnings or any other measure of performance under IFRS. The reconciliation of these non-IFRS measures to the most directly comparable IFRS measure is provided below where appropriate. ES bookings and backlog do not have a directly comparable IFRS measure.

	Three months ended June 30,		Six months ended June 30,

($ millions)	2024	2023	2024	2023

EBIT, EBITDA, and Adjusted EBITDA

EBIT	$55	$36	$58	$69

EBITDA	103	83	150	163

Adjusted EBITDA[1]	122	107	191	197

Recurring Revenue

EI	$141	$143	$370	$282

AMS	127	113	248	228

Impact of finance leases	11	10	(69)	18

Total recurring revenue	$279	$266	$549	$528

% of total revenue	45.4%	45.9%	43.8%	44.4%

ROCE

Trailing 12-month EBIT	$31	$19	$31	$19

Capital employed – beginning of period

Net debt[2]	$743	$884	$824	$840

Shareholders’ equity	1,025	1,148	1,054	1,140

	$1,768	$2,032	$1,878	$1,980

Capital employed – end of period

Net debt[2]	$763	$932	$763	$932

Shareholders’ equity	1,023	1,150	1,023	1,150

	$1,786	$2,082	$1,786	$2,082

Average capital employed[3]	$1,871	$1,814	$1,871	$1,814

ROCE	1.7%	1.0%	1.7%	1.0%

1 Refer to the “Adjusted EBITDA” section of this MD&A.

2 Net debt is defined as short- and long-term debt less cash and cash equivalents.

3 Based on a trailing four-quarter average.

M-16 Q2 2024 Report 2024

Free Cash Flow

The Company defines free cash flow as cash provided by (used in) operating activities, less maintenance capital expenditures, mandatory debt repayments, lease payments and dividends paid, with proceeds on disposals of PP&E and EI assets added back. Free cash flow may not be comparable to similar measures presented by other companies as it does not have a standardized meaning under IFRS. Management uses this non-IFRS measure to help users of the financial statements assess the level of free cash generated to fund other non-operating activities. The following tables reconciles free cash flow to the most directly comparable IFRS measure, cash provided by (used in) operating activities:

	Three months ended June 30,		Six months ended June 30,

($ millions)	2024	2023	2024	2023

Cash provided by operating activities before changes in working capital and other	$63	$53	$81	$103

Net change in working capital and other	(51)	(54)	32	(106)

Cash provided by (used in) operating activities	$12	$(1)	$113	$(3)

Less:

Maintenance capital and PP&E expenditures	(9)	(15)	(18)	(22)

Mandatory debt repayments	-	-	(10)	-

Lease payments	(6)	(4)	(10)	(8)

Dividends	(3)	(3)	(5)	(5)

Add:

Proceeds on disposals of PP&E and EI assets	-	3	2	15

Free cash flow	$(6)	$(20)	$72	$(23)

Liquidity

The Company expects that cash flows from operations in 2024, together with cash and cash equivalents on hand and currently available credit facilities, will be more than sufficient to fund its requirements for investments in working capital and capital assets.

($ millions)	June 30, 2024

Cash and cash equivalents	$126

Total RCF	800

Less:

Drawings on the RCF	327

Letters of Credit[1]	87

Available for future drawings	$512

1 This represents the letters of credit that the Company has funded with the RCF. Additional letters of credit of $36 million are funded from the $70 million LC Facility. Refer to Note 6 “Long-Term Debt” of the Financial Statements for more information.

The Company continues to meet the covenant requirements of its funded debt, including the three-year secured RCF and senior secured notes (the “Notes”). The senior secured net funded debt is comprised of the RCF.

The senior secured net funded debt to EBITDA ratio was 0.5:1, compared to a maximum ratio of 2.5:1, and the bank-adjusted net debt to EBITDA ratio was 2.2:1, compared to a maximum ratio of 4.0:1. The Company exited the quarter with an interest coverage ratio was 3.9:1 compared to a minimum ratio of 2.5:1. The interest coverage ratio is calculated by dividing the trailing 12-month EBITDA, as defined by the Company’s lenders, by interest expense over the same timeframe.

M-17

Summarized Statements of Cash Flow

	Three months ended June 30,		Six months ended June 30,
($ millions)	2024	2023	2024	2023

Cash and cash equivalents, beginning of period	$110	$194	$95	$187

Cash provided by (used in):

Operating activities	12	(1)	113	(3)

Investing activities	(17)	(34)	(24)	(67)

Financing activities	23	(26)	(55)	17

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(2)	(1)	(3)	(2)

Cash and cash equivalents, end of period	$126	$132	$126	$132

Operating Activities

For the three months ended June 30, 2024, cash was provided by operating activities compared to cash used in operating activities for the comparative period, primarily driven by higher net earnings recognized in the current period, partially offset by the net changes in working capital. For the six months ended June 30, 2024, cash provided by operating activities was higher than the cash used in operating activities for the comparative period primarily due to the net change in working capital, partially offset by the net loss recognized in the current period. Movements in the net change in working capital are explained in the “Financial Position” section of this MD&A.

Investing Activities

Cash used in investing activities for the three and six months ended June 30, 2024 was lower when compared to the same periods last year, primarily due to decreased capital expenditures on EI assets.

Financing Activities

During the three months ended June 30, 2024, cash was provided by financing activities compared to cash used in financing activities for the same period last year primarily due to the net drawings of the RCF, partially offset by the repayment of the Term Loan. During the six months ended June 30, 2024, cash was used in financing activities compared to cash provided by financing activities mainly due to the full repayment of the Term Loan, partially offset by the net drawings of the RCF.

M-18 Q2 2024 Report 2024

Capital Expenditures and Expenditures for Finance Leases

Enerflex distinguishes capital expenditures invested in EI assets as either maintenance or growth. Maintenance expenditures are necessary costs to continue utilizing existing EI assets, while growth expenditures are intended to expand the Company’s EI assets. The Company may also incur costs related to the construction of EI assets determined to be finance leases. These costs are accounted for as work-in-progress related to finance leases, and once the project is completed and enters service, it is reclassified to cost of goods sold.

During the three and six months ended June 30, 2024, Enerflex invested $12 million and $30 million in capital expenditures, including maintenance of the Company’s global EI assets and expenditures for finance leases, as well as small-scale investments to expand these EI assets across all regions.

Capital expenditures and expenditures for finance leases are shown in the table below:

	Three months ended June 30,		Six months ended June 30,
($ millions)	2024	2023	2024	2023

Maintenance and PP&E	$9	$15	$18	$22

Growth	1	9	9	47

Total capital expenditures	10	24	27	69

Expenditures for finance leases	2	-	3	3

Total capital expenditures and expenditures for finance leases	$12	$24	$30	$72

Financial Position

The following table outlines significant changes in the consolidated statements of financial position as at June 30, 2024 compared to December 31, 2023:

($ millions)	Increase (Decrease)	Explanation

Current assets	44

Increase in current assets is primarily due to higher finance leases receivable, unbilled revenue and cash and cash equivalents, partially offset by decreases in short-term investments, accounts receivables, and prepayments.

Energy infrastructure assets	(131)	Decrease in EI assets is primarily due to the extension and modification of an existing BOOM asset, which is now being accounted for as a finance lease receivable in EH, and depreciation.

Unbilled revenue	46	Increase in non-current unbilled revenue is due to the reclassification of current amounts to non-current related to the suspension of activities of the EH Cryo project which is in Force Majeure.

Finance leases receivable	45	Increase in the long-term portion of finance leases receivable is due to the extension and modification of an existing BOOM contract as noted above.

Current liabilities, excluding current portion of long-term debt	59	Increase in current liabilities, excluding the current portion of long-term debt is primarily due to movements in deferred revenues and provisions driven by increased activity levels.

Total long-term debt	(30)	Decrease in total long-term debt is primarily due to the repayment of the Term Loan, partially offset by net drawings on the RCF.

Total shareholders’ equity	(31)	Decrease in total shareholders’ equity is due to the net loss, dividends, and the impact of unrealized loss on the translation of foreign operations, offset by the impact of stock options.

M-19

Quarterly Summary

Three months ended ($ millions, except per share amounts)	Revenue	Net earnings (loss)	Earnings (loss) per share – basic	Earnings (loss) per share – diluted

June 30, 2024	$614	$5	$0.04	$0.04

March 31, 2024	638	(18)	(0.15)	(0.15)

December 31, 2023	574	(95)	(0.77)	(0.77)

September 30, 2023	581	4	$0.03	$0.03

June 30, 2023	579	(2)	(0.02)	(0.02)

March 31, 2023	610	10	0.08	0.08

December 31, 2022	508	(60)	(0.50)	(0.50)

September 30, 2022	301	(24)	(0.27)	(0.27)

Seasonality of Operations

The energy sector in Canada and in some parts of the USA has a distinct seasonal trend in activity levels which results from well-site access and drilling pattern adjustments to take advantage of weather conditions. The Company’s ES revenue can fluctuate on a quarter-over-quarter basis as a result of these seasonal trends. Revenues are also impacted by both the Company’s and its client partner’s capital investment decisions. The LATAM and EH segments are not significantly impacted by seasonal variations, while certain parts of the USA can be impacted by seasonal trends depending on customer activity, demand, and location. Variations from these trends usually occur when hydrocarbon energy fundamentals are either improving or deteriorating. The overall seasonality of the Company’s operations are mitigated by the increase in recurring revenue streams in the USA, LATAM, and EH, which provide stable revenues throughout the year. A summary of recurring revenue is found in the “Non-IFRS Measures” section of this MD&A.

M-20 Q2 2024 Report 2024

Capital Resources

On July 31, 2024, Enerflex had 124,044,811 common shares outstanding. Enerflex has not established a formal dividend policy and the Board anticipates setting the quarterly dividends based on the availability of cash flow, anticipated market conditions, and the general needs of the business. Subsequent to the second quarter of 2024, the Board declared a quarterly dividend of C$0.025 per share.

During the three months ended June 30, 2024, the Company entered into an agreement to extend the maturity of its RCF by one year to October 13, 2026. Availability under the RCF has been increased to $800 million from $700 million, and may be increased by $50 million at the request of the Company, subject to the lenders’ consent. The Maturity Date of the RCF may be extended annually on or before the anniversary date with the consent of the lenders. In conjunction with the extension of the RCF, the Company repaid its Term Loan which had a balance of $120 million at March 31, 2024.

At June 30, 2024, the Company had combined drawings of $327 million against the RCF and Term Loan (December 31, 2023 – $368 million, January 1, 2023 – $488 million). The weighted average interest rate on the RCF at June 30, 2024 was 7.7 percent (December 31, 2023 – 7.7 percent, January 1, 2023 – 7.0 percent).

The composition of the borrowings on the RCF, Term Loan, and the Notes were as follows:

($ millions)	Maturity Date	June 30, 2024	December 31, 2023	January 1, 2023

Drawings on the RCF	October 13, 2026	$327	$238	$338

Drawings on the Term Loan		-	130	150

Notes	October 15, 2027	625	625	625

		952	993	1,113

Deferred transaction costs and Notes discount		(63)	(74)	(86)

Total long-term debt		$889	$919	$1,027

Current portion of long-term debt		$-	$40	$20

Non-current portion of long-term debt		889	879	1,007

Total long-term debt		$889	$919	$1,027

At June 30, 2024, without considering renewal at similar terms, the USD equivalent principal payments due over the next five years are $952 million, and nil thereafter.

Responsibility of Management and the Board of Directors

Management is responsible for the information disclosed in this MD&A and the accompanying Financial Statements, and has in place appropriate information systems, procedures, and controls to ensure that information used internally by Management and disclosed externally is materially complete and reliable. In addition, the Company’s Audit Committee, on behalf of the Board, provides an oversight role with respect to all public financial disclosures made by the Company, and has reviewed and the Board has approved this MD&A and the Financial Statements. The Audit Committee is also responsible for determining that Management fulfills its responsibilities in the financial control of operations, including Disclosure Controls and Procedures (“DC&P”) and Internal Control Over Financial Reporting (“ICFR”).

M-21

Internal Control Over Financial Reporting

Under the supervision, and with the participation, of Enerflex’s Management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), the Company conducted an evaluation of the effectiveness of its internal control over financial reporting (“ICFR”) as of June 30, 2024, the end of the period covered by this MD&A. In conducting this evaluation, Management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”). In designing and evaluating disclosure controls and procedures, Management recognizes that any system of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

As previously disclosed, in connection with the audit of our consolidated financial statements for the year ended December 31, 2023, we identified material weaknesses in our ICFR that, in aggregate, constitute material weaknesses in three components of internal control as defined by the COSO 2013 Framework, specifically the control activities, information and communication, and monitoring components. Based on the Company’s evaluation over the second quarter of 2024, Management concluded that its disclosure controls and procedures and its ICFR are still not effective as of June 30, 2024.

Under standards established by the U.S. Securities and Exchange Commission, a material weakness is a deficiency or combination of deficiencies in ICFR and exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. If a material weakness is identified, there is a possibility that a material misstatement in annual or interim consolidated financial statements will not be prevented or detected and corrected on a timely basis.

The Company underwent significant expansion of operations and revenue growth following the acquisition of Exterran in October 2022 and, as a consequence of this transaction, Enerflex was required to be compliant with SOX by December 31, 2023. Despite efforts to achieve compliance, the Company was unable to assert that its system of internal control was effective as at December 31, 2023.

Consistent with the previous disclosures, Enerflex has identified the following four material weaknesses in ICFR that continue to impact its financial statement accounts:

●	Lack of consistent written policies and control procedures designed to be sufficiently precise to prevent and detect errors that have the potential to aggregate to a material amount;
●	Insufficient evidencing and retention of documentation to support the review and approval of various controls;
●

An ineffective information and communication process resulting from insufficient design and operation of control activities and inconsistent validation of the accuracy and completeness of information used in the execution of internal controls, primarily related to reports used to extract information from financial reporting systems and spreadsheets that utilize the extracted data; and

●

As a consequence of the above material weaknesses the Company was unable to achieve effective monitoring, as controls did not operate over a sufficient period to enable an evaluation of operating effectiveness.

The material weaknesses did not result in any restatements of consolidated financial statements previously reported by Enerflex and there were no changes to previously released results. Accordingly, Management has concluded that the Financial Statements included in this report present fairly, in all material respects, the Company’s financial position, results of operations, and cash flows for the periods presented, in conformity with IFRS. While there were no material accounting errors identified, there is a possibility that material misstatements in the Company’s Financial Statements will not be prevented or detected on a timely basis because of the material weaknesses.

M-22 Q2 2024 Report 2024

Remediation Plan and Activities:

Management and the Board of Directors of the Company are committed to maintaining a strong internal control environment, including continued investment in the Company’s SOX Compliance Program and continuing efforts to promptly remediate the material weaknesses described above. In addition to work underway as part of the Company’s 2024 SOX Compliance Program, the following progress has been made on steps taken in Q1 2024 in furtherance of our objective to remediate material weaknesses:

●	Activated third party experts globally to substantially complete the documentation of all significant processes, their inherent financial reporting risks, and the controls in place to mitigate them.
●	Began formally assessing the adequacy of control coverage following extensive remediation efforts.
●	Continued frequent communication and oversight by the Audit Committee and the Executive Management Team.
●	Embedded SOX compliance as a component in the 2024 employee compensation model.
●	Continued leveraging of Internal Audit and third-party experts to globally address identified deficiencies in a consistent, efficient, and effective manner.
●

An in-depth review of the Company’s entity level controls was completed by Management during the second quarter of 2024 as planned and that the auditors will commence their review in the third quarter of 2024.

The Audit Committee continues to review progress of these remediation activities with Management and the external auditors on a consistent and frequent basis. As the Company continues to evaluate and work to improve its ICFR, Management may determine it necessary to implement additional measures to address control deficiencies. The control environment cannot be considered remediated until the applicable controls operate for a sufficient period and management has concluded, through testing, that the controls are operating effectively. Management is committed to implementing the remediation plan throughout 2024 and believes it has committed sufficient resources to remediate the material weaknesses as soon as possible.

Changes in Internal Control Over Financial Reporting:

Management regularly reviews its system of ICFR and makes changes to the Company’s processes and systems to improve controls and increase efficiency including, but not limited to, the changes set forth under “Remediation Plan and Activities”, with a view to ensuring that the Company maintains an effective internal control environment. Other than what is disclosed in this MD&A, there have been no significant additional changes in the design of the Company’s ICFR during the three months ended June 30, 2024, that would materially affect, or is reasonably likely to materially affect, the Company’s ICFR.

Subsequent Events

Subsequent to June 30, 2024, Enerflex declared a quarterly dividend of C$0.025 per share, payable on October 2, 2024, to shareholders of record on August 22, 2024. The Board will continue to evaluate dividend payments on a quarterly basis, based on the availability of cash flow, anticipated market conditions, and the general needs of the business.

M-23

Forward-Looking Statements

This MD&A contains forward-looking information and statements within the meaning of applicable Canadian securities laws and within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to Management’s expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Enerflex. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “future”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective”, “capable”, and similar expressions, are intended to identify forward-looking information and statements. In particular, this MD&A includes (without limitation) forward-looking information and statements pertaining to: the global demand for natural gas to remain robust and the continued volatility in commodity prices and recessionary fears which may impact the Company’s ability to secure future bookings; the ability of the Company to capitalize on potential projects in the LATAM segment and the timing associated therewith; expectations for the Company to diversify and expand its EI and AMS offering, and the timing associated therewith; the Company’s belief that diversifying and expanding the EI and AMS offerings will provide longer term-stability in earnings, as compared to ES revenues; the expectation that the Labor Board’s ultimate resolution will be immaterial to the financial results of the Company; disclosures under the heading “Outlook” including: (i) consistent demand across all business units and geographic regions will persist; (ii) expectations that customer contracts which support the EI product line will generate $1.6 billion of revenue during their remaining terms; (iii) expectations that a majority of the $1.3 billion backlog will convert to revenue over the next 12 months; (iv) expectations for a disciplined 2024 capital program including total capital expenditures of between $90 million to $110 million (including a total of approximately $70 million for maintenance and PP&E capital expenditures); (v) expectations that full-year 2024 capital spending will be at the low end of the guidance range; and (vi) the timing required for the Company achieve its target leverage range of bank-adjusted net debt-to-EBITDA ratio of 1.5x to 2.0x and once achieved, if at all, expectations for the Company to re-evaluate its capital allocation priorities and the timing associated therewith; expectations that the Company’s cash flows from operations in 2024, together with cash and cash equivalents on hand and currently available credit facilities, will be more than sufficient to fund investments for working capital and capital assets; expectations that the Company will remediate material deficiencies by December 31, 2024; the need for Management of the Company to implement additional measures to address control deficiencies and the timing associated therewith, if at all; the Company’s belief that sufficient resources have been committed to the remediation plan for 2024; expectations that the review of the entity level controls by the auditors will commence in the third quarter of 2024; and the continuation by the Company of paying a sustainable quarterly cash dividend with such dividend being based on the availability of cash flows, anticipated market conditions, and the general needs of the business.

All forward-looking information and statements in this MD&A are subject to important risks, uncertainties, and assumptions, which may affect Enerflex’s operations, including, without limitation: the impact of economic conditions; the markets in which Enerflex’s products and services are used; general industry conditions; the ability to successfully continue to integrate Exterran and the timing and costs associated there with; changes to, and introduction of new, governmental regulations, laws, and income taxes; increased competition; insufficient funds to support capital investments; availability of qualified personnel or management; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. As a result of the foregoing, actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, these statements, including but not limited to: the ability of Enerflex to realize the anticipated benefits of, and synergies from, the acquisition of Exterran and the timing and quantum thereof; the interpretation and treatment of the transaction to acquire Exterran by applicable tax authorities; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate the integrated business; risks associated with technology and equipment, including potential cyberattacks; the occurrence and continuation of unexpected events such as pandemics, severe weather events, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading “Risk Factors” in: (i) Enerflex’s Annual Information Form for the year ended December 31, 2023, (ii) Enerflex’s management’s discussion and analysis for the year ended December 31, 2023, and (iii) Enerflex’s Management Information Circular dated March 15, 2024, each of the foregoing documents being accessible under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

M-24 Q2 2024 Report 2024

Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. The forward-looking information and statements included in this MD&A are made as of the date of this MD&A and are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any forward-looking information and statements, whether as a result of new information, future events, or otherwise. This MD&A and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

The outlook provided in this MD&A is based on assumptions about future events, including economic conditions and proposed courses of action, based on Management’s assessment of the relevant information currently available. The outlook is based on the same assumptions and risk factors set forth above and is based on the Company’s historical results of operations. The outlook set forth in this MD&A was approved by Management and the Board of Directors. Management believes that the prospective financial information set forth in this MD&A has been prepared on a reasonable basis, reflecting Management’s best estimates and judgments, and represents the Company’s expected course of action in developing and executing its business strategy relating to its business operations. The prospective financial information set forth in this MD&A should not be relied on as necessarily indicative of future results. Actual results may vary, and such variance may be material.

M-25